QRSciences

Holdings Limited

June 6, 2005

05009224

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of May, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsholdings.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

Exhibit Index on Page 2

dlw 6/23

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 May to 31 May 2005.

Doc Date	Headline	Pages
30 May 05	QRSciences Strengthen Management Team	3

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 30/05/05
Document Ref : 226
Release Time: Immediate
Subject: QRSciences Strengthen Management Team

QRSciences

Holdings Limited

QRSciences Strengthen Management Team

QRSciences is pleased to announce the appointment of Dr. Timothy Rayner to position of Chief Technology Officer and Mr Darren Bromley to Chief Financial Officer and Company Secretary.

Dr. Rayner worked in senior research and development roles at General Electric, InVision Technologies and Quantum Magnetics over the past eleven years with significant experience in the security business developing technologies and sensors for various applications based on quadrupole resonance (QR), magnetic resonance (MR) and computed tomography (CT).

At General Electric, Security, his role was to direct the development of new products for the security industry, in particular checkpoint solutions, based on various technologies including QR and low field magnetic sensing.

Before GE, Dr. Rayner directed the research and development at InVision Technologies the world leader in CT-based explosive detection systems (EDS) and its subsidiary Quantum Magnetics, a specialist in magnetic sensing. Dr. Rayner helped establish a successful government funded R&D program in security and other non-destructive evaluation areas. He was responsible for executing over $30 million dollars worth of US Government funded programs resulting in technologies and solutions for aviation checkpoint, baggage, cargo, vehicles and infrastructure.

Dr. Rayner holds both a BSc and PhD from King's College, University of London in Physical Chemistry.

Dr. Rayner will be based at the Company's offices in San Diego, California.

Mr Bromley has been with the Company in business development, administrative and accounting roles most recently in the position of Group Accountant. Mr Bromley holds a Bachelor of Business Degree in Finance and Accountancy and is nearing completion of his Masters Degree in e-Business. Mr. Bromley has a well rounded and varied background in finance, accounting and general business administration.

Mr. Bromley will remain at QRSciences offices in Perth, Western Australia.

In addition to Chief Financial Officer Mr. Bromley will also take on the role of Company Secretary replacing Mr Robert Orr who is leaving the Company in July to pursue another opportunity. The Board wish Mr. Orr well and thank him for his service to the Company.

About QRSciences

QRSciences, based in Perth, Western Australia with operations in San Diego, California, designs and develops systems, sub-systems, components and software for security related applications. The Company is a leader in quadrupole resonance (QR), magnetic sensing, and advanced metal detection technologies. Applications for the technologies include explosive and narcotic detection, chemical manufacturing quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or contact the Company in Australia on +61-8-9351-1200 and in the U.S. on +1-858-345-1095